

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

Via E-mail
Brian A. Leuthner
President and Chief Executive Officer
Edge Therapeutics, Inc.
200 Connell Drive, Suite 1600
Berkeley Heights, NJ 07922

> **Re:** **Edge Therapeutics, Inc.**
> **Amendment No. 5 to Draft Registration Statement on Form S-1**
> **Submitted May 20, 2015**
> **CIK No. 0001472091**

Dear Mr. Leuthner:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. You state on page 117 that the issued Series C, C-1, and C-2 preferred stock will convert with an offering of at least $40 million and a price per share of no less than $5.25 per share. On page 8 you state the preferred stock will convert prior to the consummation of the offering. Please clarify under what circumstances the preferred stock will convert. If the conversion is contingent on minimum offering proceeds and offering price, tell us why you believe assuming conversion will occur immediately prior to the consummation of the offering is appropriate given the contingencies relating to the conversion.

Valuation of Common Stock as of January 5, 2015, page 59

2.  Please clarify here and in your discussion of the valuation of common stock as of March 31, 2015 on page 60 where the enterprise value has been presented or revise your disclosure accordingly.

Business
Discovery Program, page 83

3.  We note your disclosure regarding your research and discovery collaboration with St. Michael's Hospital.  Please expand your disclosure to include a discussion of the material terms of your agreement with St. Michael's Hospital.  In your description of the agreement, you should specifically identify:

    - Nature and scope of any intellectual property transferred if the agreement involves a license;
    - Each parties significant rights and obligations;
    - Duration of agreement and royalty term, if applicable;
    - Termination provisions;
    - Any material investment features or share purchases; and
    - Payment provisions, which may include one or more of the following, to the extent material:

        o Up-front or execution payments received or paid;
        o Aggregate amounts paid or received to date under agreement;
        o Aggregate future potential milestone payments to be paid or received;
        o Royalty rates; and
        o Profit or revenue-sharing provisions

    In addition, please file the agreement as an exhibit to your registration statement, as required under Item 601(b)(10) of Regulation S-K.

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

    Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Torney at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters.  Please contact Alla Berenshteyn at (202) 551-4325, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc:     Via E-mail
        David S. Rosenthal, Esq.
        Dechert LLP